September 15, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xperi Inc.

Registration Statement on Form 10

File No. 001-41486

Ladies and Gentleman:

Xperi Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement on Form 10 (File No. 001-41486) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Daylight Time on September 19, 2022, or as soon thereafter as is practicable, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

Please do not hesitate to contact Mike Ringler at (650) 470-4620 or mike.ringler@skadden.com or Gregg Noel at (650) 470-4540 or gregg.noel@skadden.com if you have any questions regarding the foregoing or if we can provide any additional information. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to either Mr. Ringler or Mr. Noel and that such effectiveness also be confirmed in writing.

Sincerely,

Xperi Inc.

By:	/s/ Robert Andersen
Name:	Robert Andersen
Title:	Chief Financial Officer